Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

Northeast Utilities	Northeast Utilities Employee Forum

Northeast Utilities Employee Forum

Northeast Utilities

28217621

Gail Saucier

October 19, 2010

2:30 pm Eastern Time

Charles W. Shivery:	Well, it’s been a hectic few days. First of all, let me apologize for not being able to do this yesterday. I really wanted to. As you can appreciate, this stuff tends to be very confidential. When it gets rolled out, it’s get rolled out in a pretty quick way. And the way the marketplace, especially, reacts to it initially is very important and you want that to be a very positive reaction as opposed to trying to dig your way out of a hole, so we spent a considerable amount of time on Monday dealing with investors and dealing with a lot of the press. We dealt with both the national and local press all morning long. And then, as some of you know, I needed to be in Boston last night, and so we went to Boston, and then we did four investor meetings this morning before I came back here to do this. So I - - again I apologize that I was not able to do it, to have this meeting yesterday morning.

But I think the material that we sent you and the way we rolled this out, at least I’m hearing very positive feedback from the way that we did that, and my thanks to all the officers and all of the leadership of this organization that made that happen. It was one of those kind of interesting things where we called the officers up on Friday and - - some of them and said, “Be in the Hartford at the building at 1:00 on Saturday afternoon, we have something we want to talk to you about.” And then we called the rest of them up and said, “You’re going to be on a phone call at 4:00 on Sunday afternoon, and we’ve got something we want to talk to you about.” So it’s been that kind of thing.

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The amazing thing, the absolute amazing thing is that it was really kept quiet.

Several:	Yes.

Charles W. Shivery:	Now, I will tell you a funny story. Tom May, who’s the CEO of NSTAR, and I, most of the meetings we had was - - were in a place called The Publick House in Sturbridge, and it’s about half from Boston to here, right. So we’ve had a couple of meetings in there. We go walking in, (inaudible) room I think, right. Al, you here? Okay, we go walking in one day and posted on the board is: Northeast Utilities Meeting. So I immediately called Mandy and I said, “What’s this?” And it turns out it, it was Mr. Schindler and some of the Transmission guys. So we decided that… Their meeting was supposed to be like 1:00. We decided we’re going to be finished with this thing by 11:00 because there’s no one way in this world that Tom and I are going to walk out of there together with a whole bunch of the Transmission group walking in. So it was really amazing.

You may have seen it, I guess it was the Reuters’ thing. They asked to get a little personal about kind of what was going on and everything. The Sturbridge House, for those of you that don’t know, or The Publick House in Sturbridge has wonderful sticky buns. They have a bakery there and they have these little sticky buns. They’re about this big around, and so we got into this habit of every time we - - and we usually there at 8:00, they’d bring in coffee and all that kind of stuff and they’d bring us some little thing of sticky buns. So we ended up eating sticky buns every time that we had these meetings, and it is in Reuters that… They said, “What was one of the most noticeable things or notable things about your meetings,” and we said “sticky buns” and so… Yeah.

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But seriously again, I really do want to thank everybody that was involved in this, and there were a number of people in this room, clearly a bunch of the officers were involved, but we dropped it down below that because there’s a whole due diligence process that goes on to make sure we understand everything we need to about them and they understand everything that they need to about us and so there were some people that were involved in that from the Transmission, from the distribution side, from generation, from the operational side as well as all the financial work that got done. And everybody really did a great job and they kept it very, very quiet, so it really turned out to be a surprise. There were no leaks. Stocks didn’t diverge in their trading. Even on Friday afternoon, they traded exactly the same volume and exactly the same way that they essentially trade in the ordinary course of business. So from that standpoint, it was really good.

I know you got a lot of information on the deal. But before we get into some of that, and I’ll answer any questions that you all have, I want to take you back a little bit. Many of you have been with this Company for a very long time, so you’ve gone through some trials and tribulations around nuclear power plants and a few things. And as you know, I haven’t been here anywhere near that long, but I go back eight years. So where were we eight years ago? And we had a company that had deregulated, had sold off all its generation, had a very large unregulated business, and the operational utilities that we had, and really in 2001 spent $21 million in total in the whole system on transmission. Think of that, $21 million in total, whole system, transmission 2001. Risk profile was very different. It was a much more risky company. Earnings were very volatile. Things were bouncing around, and we made a strategic decision in 2005 that we were going to take a very big step forward and we’re going to exit all of those unregulated businesses. That was a huge part of our revenue. It was a huge part of what we had anticipated would have been our income stream, and it was a very, very big decision on the part of this Company. These are the kinds of decisions that are transformational in nature, and we did that. We exited all those businesses. We sold all the regulated generation. We had a marvelous opportunity to really begin to drive the transmission function and take all of those dollars that we got from the sale of that generation and from the sale of those businesses and essentially redeployed it in transmission and in distribution without having to raise additional equity. We were very successful.

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And so if you look at this Company today and if you simply take the midpoint of our own earnings guidance, you get an organization that in 2010 is going to make something in the upper parts of $300-plus million. Very different risk profile. One of the recognized best transmission businesses in the country, doing a lot of things that are very unique. This Hydro-Québec deal that Jim Robb’s been working on for a very long time and has since gotten it signed is unique. It’s never been done in the country before. So for a relatively midsize kind of utility sitting in Hartford, Connecticut, and Massachusetts and New Hampshire, we’re doing some really neat stuff. I mean we have over that last five years completely transformed this Company. It’s all because of everything that you’ve all done. It’s been your hard work. Your conscientiousness and your innovation and your interest and your talent that made this happen.

This industry I think is in an inflection point right now. I think there’s going to be some major changes going forward. And whether that’s around renewables or RPS standards or big transmission lines or whatever, there’re going to be very different things that are going to be available to us, and this merger is that next step in this great Company’s evolution. It puts us… It takes us from where we are to making us somewhere around the fifteenth largest utility in the country. That gives us an ability to deal with energy policy in the region in a much different way than we do right now. It gives us the ability to deal with energy policy on a national basis in a much different way than we do right now. We’re going to spend $9 billion in our three states over the next five years. Think of the job growth that that’s going to create, think of the tax base that that’s going to create for the benefit of our communities. We’re going to continue to build out this infrastructure. It takes us from a company that’s relatively small and puts us in the big time. It changes the way that we deal with communications. The national press now wants to talk to us. It changes the way we deal with Washington. Our voice is heard in a different way than it has been before.

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This is exciting. I mean if you just kind of think of where we are right now and in nine months to a year we’re going to go from being who we are and NSTAR’s going to go from being who they are to being this combined company called Northeast Utilities. Instead of having 175 million shares outstanding, it’s going to have 315 million shares outstanding. It’s going to be a large-cap company. Investors that couldn’t buy us because we didn’t have enough stock outstanding, can buy us. The ability to influence national policy, the ability to help this region grow is going to be so much better because of who we’re going to become than if we had simply stayed by our self.

There are literally a bunch of financial benefits, and I’m sure in that material you saw: We’re going to get a dividend - - a big dividend increase. We, you, you guys are all shareholders. Okay, all of our shareholders are going to see a very large dividend increase. We’re going to get a credit increase which helps us to sell debt, raise debt at a cheaper price. And in fact, S&P has already put us on credit watch positive, so that’ll curve over time, but a big step forward. And the bottom line is we’re going to be able to grow earnings and dividends better as a combined company than either one of us could as an individual company. That means it’s a better shareholder return. So that’s the financial side of it.

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For the communities, it’s a bigger company. We’re going to be able to affect policy in a way that we couldn’t in the past. We’re going to continue to do the same philanthropic and civic activities that we have in past. The community sees no change. In that material that we sent out, you all saw that all the operating companies essentially stay the same - same people, same leadership, same trucks. So the folks that we’re used to seeing in the CL&P truck go down the road, you’re going to see a CL&P truck go down the road. The fact that there’s a different kind of organization structure sitting at the top has really no impact on the operations. So a huge change in terms of who we are. But at the very local level, kind of the same thing.

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We will pick up best practices from NSTAR. They will pick up best practices from us, and together this combined company will have the best practices of both of our organizations. It’s really an exciting time. I appreciate that there is a certain amount of anxiety. There is always a certain amount of anxiety when you go through this. I can’t not… I can’t stop that, okay, because I know it’s going to happen. What I can promise you is that we will keep you completely informed and informed as quickly as we can. So as soon as decisions get made, we’ll let you know those, and we will try to make everything that’s going on as transparent as possible to everyone. Both Tom May and I have a great deal of sensitivity around the economic climate and the economic environment that we find ourselves in in Connecticut, in Massachusetts, in New Hampshire, certainly in the major cities. So in that material, you’ll see words like: “There are going to be savings over time.” Clearly the composition of the - - of some of the workforce is going to change over time. We are very hopeful that we can mitigate that and manage all of that with voluntary attrition and with retirement programs. We both have a number of people that retire, that leave the Company for a variety of reasons and we hope we’re able to manage that complete change in the composition of the organization in that way. I would mention that we will probably start looking really hard at hiring. It doesn’t mean we won’t hire. I mean there are probably areas and probably there are areas in this Company where we need to add some people. What I don’t want to do is go out a whole bunch of people and then nine months later try to figure out: What do we do with them? So it’s going to be a little tough, but I think it’s the right thing to do and it’s certainly the fair thing to do for the people that are in this Company.

Okay, what else do I want to tell you about the deal, because I know you’ve read a lot of this and I really want to quickly get to your questions and answers? The… This thing is a very unique deal. We met with Wellington Management, which is one of the large money managers around. Wellington owns about $500 million of our stock, okay, about 9% of the Company. Their views are, as you can appreciate, a little bit important to how we feel. And so we met with them this morning. Actually we met with them with our counterparts at NSTAR and Mark Beckwith is the senior guy there that we meet with all the time, and his comment when he started was: “My staff would tell you I don’t like utility mergers, but I think this one is a really good deal.” Now that’s from the shareholder that owns 9% of the stock.

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I don’t know if you’ve caught up with some of the analyst reports, but Steve Fleishman, who’s one of the top two or three analysts in the utility industry, wrote just an absolutely glowing report this morning. We’ve had two or three that were like that. There’s not… It’s not that there aren’t some questions from the analyst community, but the material that’s coming out now is starting to recognize the real benefit of this across the board. The stock’s up about 1.25% today. I think the market’s down about 1.5 or something like that, so we’re probably trading at a 3% delta to the market. NSTAR’s up. Those two stocks should trade actually pretty closely because the exchange ratio, the amount of shares of NU that the NSTAR shareholders will get is fixed at 3-point - - 1.312. If you’re an NSTAR shareholder right now, you want our stock to go up as much as possible. And if you’re an NU shareholder right now, you want our stock to go up as much as possible, so it really does link us together to make this work.

The other thing I’d say about this is this is really unique. We called it in the material “ a merger of equals,” and we called it a “zero premium deal.” A lot of companies say “merger of equals,” and then one company pays a big premium for the other one and it really and truly isn’t a merger of equals. This really is. I mean this is about as balanced as it gets. If you look at the exchange ratio, all it does is keep the investors whole. So if you are an NSTAR stockholder… Because a lot of people think because we’re paying 1.3 times, that’s a premium. It’s not. If you’re an NSTAR stockholder and you have $100 worth of NSTAR stock, after this transaction is finished, you’ll have $100 of NU stock. That’s all. If you’re an NU stockholder and have $100 of NU stock, you’ll still have $100 of NU stock. So it just equates the value that each one of the shareholders have before to after. We priced the 1.312 exchange ratios at 20-day average. It’s 20 trading days prior to announcement. It actually stopped last Friday. That’s the way we priced it. It makes it a zero premium. Now compared to the absolute spot market, the close on Friday, there was a slight premium. It was about 1.8 or 1.9%, but that’s what ever happened to that last a hundred share trade on Friday afternoon, it’s not really an indication of how well the shares have traded. So it’s a zero premium, merger of equals, and it is truly balanced.

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Board split is 50/50. There’ll be six independent trustees from each side. Tom and I will be on the Board, so that’ll make seven and seven. The committee splits are identical. They’ll be… We’ll pick the chair of two committees. They’ll pick the chair of two committees. The number of people on the committees will be half from us, half from them. The lead trustee will be named from an NU director. I will become the chairman of the Board effective with closing. Tom will become the president and CEO, and we’ve shown you the senior management folks that report to Tom in the material we sent you, and we wanted to do that. That’s a little different than what happens a lot of times. In a lot of mergers, the only thing you see is the: Who’s going to be chairman, who’s going to be CEO, and everything’s just left up for grabs. We spent a lot of time trying to get that right and get it as balanced as we possibly could and create the strongest management team that we possibly could, and we thought it was important to get that information out to you quickly. So we’ve shown you who the senior management teams are. We’ve shown you everything that’s going on with respect to our current senior management. We have told you that the operating companies are going to essentially continue as is, other than the fact that they have a gas company and an electric company. They’ll stay as legal entities for the time being. Rod will run the gas company and a gentlemen named Werner Schweiger will run the electric company, and they’ll both report to Lee, so Lee’s going to be the chief operating officer still responsible for all those operating companies. So really from an operational standpoint, it doesn’t really change very much. Now, as we get into this, there’s going to be a lot best practices, a lot of relooking at processes, all those kinds of things to make sure we’re doing everything absolutely as well as we can.

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When you get to the corporate side, it’s a little bit different. We have three states, so a lot of our corporate structures are designed to resolve what goes on in three states. They really only have one, so there’ll be a whole process to figure out how do we organize the corporate side of this in a way that’s the most effective way. We haven’t started that process right now. Tom and I made a decision a long time ago when we first started this discussion that we thought it was important to talk about the senior management because I think that begins to give all of you a sense of what this new company is going to look like, but we really weren’t comfortable making all the decisions below that because we wanted those people to get involved and help us figure out what the right organization structure is. So the thing that’ll start happening in about a couple weeks is that we’ll begin to look at that and form a transition team. Actually Tom and I are, by definition, the transmission team, but we’ll - - transition team, but we’ll end up involving a number of other folks, and we want the senior management of both companies to weigh in on what they think the best organization structure is under them. The idea is to cascade it down. Pick the next level of leadership, go through the same process. Pick the next level of leadership, go through the same process. We will keep you apprised. We’ll get that information done as quickly as possible and out to you. But recognize, we need to be thoughtful about this. This is an organization structure for a brand new company, for a wonderful company with just tremendous potential, and you got to get it right. So we’re not going to rush it. So if you’re a little uncomfortable because you haven’t heard anything next week or the week after that, don’t worry about it. We’ll… We will tell you as soon as we know, but we’re going to be thoughtful because getting this right is the single most important thing that we do.

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From an approval process, right, we only believe - - we believe it only requires the approval of the Massachusetts Public Service Commission of the state regulators. FERC has to approve it. The Department of Justice have to - - has to approve it. The SEC has to make the proxy statement effective. There’s a whole bunch of that stuff. But from a state standpoint, we think the only public service commission approval is Massachusetts. Now we have to talk to Connecticut and we have to talk to New Hampshire because they need to understand that their customers are not going to be harmed by this, but we think that’s where it will probably conclude in those two jurisdictions and in Massachusetts of course we need the approval. That process will take nine to 12 months. It’s really the gating factor. It’s usually the longest part of the process before you can close. So we’ll start working on that.

The next thing probably that comes out is the proxy statement. It’s… We’ve got to get it to the SEC. The SEC has to review it, make it what they call “effective,” and then we get to send out to all the shareholders and we set up a meeting for the shareholders to vote. That meeting’s probably in the first quarter of next year, maybe February, maybe March depending on exactly how quickly we can get through the meeting. We do need two-thirds vote from our shareholders, not shareholders. We need two-thirds of the outstanding shares and we need two-thirds of the outstanding shares of NSTAR. So all of you that have 401(k) shares that never vote at annual meetings, please vote this time. It is important.

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So that’s kind of the way this deal has structured, has shaped up. One of the questions that we get, seem to get all the time, is: How did this come about? And I told you about the sticky buns, but let me back up just a little bit. This is what we’ve actually been telling the analysts: These two companies have worked together for a very long time and they work together on restoration efforts. We use crews from them. They use crews from us as we need to, and we work together well. We work together on policy decisions, both regional energy policy questions and national energy policy questions and then, as I mentioned, the Hydro-Québec project. And so it just looked like it was the right time to put these organizations together, and it is truly going to form one of the - - clearly the premier utility company in New England and one of the best utility companies in this country.

So it is exciting, and thank you for everything that you do to get us to this point, but it… And I said in one of the speeches that Gracie’s making me give, “It really and truly is just the next step in the evolution of the future of a really great company,” and so I think it should be exciting to all of you. There will be a lot of opportunities for the employees. We’re talking about a company now that’s 9,300 employees as opposed to 6,000. By definition, that’s opportunity. It allows us to attract and retain the best talent we possibly can and just puts us into a different ballpark, different league.

So I’m excited about it all. I hope you all are. I don’t want to just kind of reiterate everything about the deal, but I would like to stop now and ask any of you to ask me whatever questions you want. And if you don’t, I’m going to start asking you questions. Yes, sir.

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Male Speaker:	Chuck, what can you tell us about NSTAR’s workforce, their demographics, their culture? How much do they like us or not like?

Charles W. Shivery:	Well the demographics, they’re -- it’s interesting. NSTAR is, first of all, one state and a fairly limited geographic region. They’ve got Cape Cod. They did a merger with Commonwealth 10 years ago or so and ended up with the Cape Cod area, so they have the Cape Cod area. They have primarily the Boston area and they go out a little bit out from that. This new company will have 3.5 million customers by the way, 500,000 in gas, so they got close to 300,000 gas customers. We’ve got a little over 200,000. You put the two together, you get a 500,000 gas customer gas business, and about 3 million customers. So we’ve got the bulk of the population, if you will, and we’ve certainly got the population centers - Boston, Hartford, Southwest Connecticut. I mean that’s where the people essentially reside. So they manage the company differently because it’s a company that looks a lot like CL&P and Yankee Gas together, and they’re roughly the same size. I mean NSTAR has a little over million electric customers, CL&P has a little over million electric customers. They got a few more gas customers than we do, but the two companies look a lot if you think of just CL&P and Yankee Gas versus NSTAR electric and NSTAR gas. They don’t have the multistate. They don’t have the multi jurisdictions, so their demographics are: They look much more like a company centered in and around Boston.

Boston, by the way, is probably the premier growth area in New England. I mean they have a marvelous customer base that keeps growing, and that’s something that’s very, very attractive.

Jim.

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James B. Robb:	(Inaudible)…

Charles W. Shivery:	Yeah, you’ve got… This is being taped, so you might…

James B. Robb:	Okay. It’s Jim Robb. I was just going to add that over the last two years, we’ve had a team from our Legal Finance Transmission group working with a team from NSTAR’s Legal Finance Transmission group in pulling the Hydro-Québec deal together, and we found them to be just terrific people to work with. They sometimes see the world a little bit differently than we do, not better, not worse, just differently. And I think from the standpoint of the Hydro-Québec deal, we got a much better product as a result of collaborating with them than we’ve gotten on our own. So I think people will be very pleasantly surprised with the folks that you’ll meet over there. I think the world of them from my lens.

Charles W. Shivery:	Good. Thank you. Peter. Wait a minute. Hang on. Yeah.

Peter:	Chuck, a lot of people in this room and certainly up in Massachusetts have worked hard on a rate case for one of our smaller companies, maybe you want to comment on what we see going forward with that. A lot of hours have gone into it this far.

Charles W. Shivery:	That’s a great question. In fact, one of the questions that came up from the analyst typically was: What about rate cases? NSTAR has a rate freeze until December 2012. That’s a seven-year deal that they’ve had in place. It has been an absolutely marvelous deal for them. They have a 10.5% ROE and they’ve been earning slightly more than that every year. That rate case will have to get filed, assuming that they have to file one, sometime in ‘11 for conclusion in ‘12.

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We also have the… So they have a couple more years before they have to do anything, at least a year and a half before they have to do anything. We have the benefit of having concluded the CL&P rate case. It’s probably a two and a half year rate case; but with any luck, we’re going to stay out for a little bit longer than that, and we have the PSNH rate case that we concluded, which is a five-year rate case. So the two big jurisdictions, we really aren’t going to be back in in front of the Commission for some number of years.

What that does is it takes the rate case venue out of the process of getting this merger approved. Now Peter’s specifically preferring to Western Mass. I think the Western Mass rate case is going to be completed before we get to the final conclusion of this merger, and we don’t see the merger as having any real impact on your rate case. We think your rate case will just continue and go through. Now having said that, there is always the possibility that the regulator up there wants to look at that differently, and it’s very hard to speculate on what that might be because we think we have a standalone rate case. It’s not impacted by any of the cost of the merger, so there’s nothing that we’ve done associated with the merger that’s going to flow through and we’re going to ask customers to approve in this rate case, so we think it ought to be able to stand on a standalone basis. You can always get a difference of opinion with the regulators, and we’ll just have to see how that plays out.

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We have a similar situation that we’re still debating on whether we’re going to file a Yankee Gas rate case. But assuming we file one, it would probably be early next year. And if we did that… Although we don’t think Connecticut has jurisdiction over the approval of the merger, clearly they’re going to want to make sure that there’s nothing in that rate case that would be merger-related that would be detrimental to the customers.

So I think it will play out a little bit as each of the commissions make sure that there’s -- there is no cost of the merger that are harming the customers of their particular jurisdiction, but I really don’t see it. Peter, with respect to yours specifically, I think we’ll be completed your rate case before we get into the merger discussion.

Jim:	(Inaudible)…

Charles W. Shivery:	Yeah, for those on I guess the computers and the phones and the tape, Jim asked: Political reception. The political reception’s really been positive. One of the questions we asked ourselves was: Should we wait until after the gubernatorial election in order to do this? And we made a risk decision in all honesty that you obviously run a risk if you announce it right in front of a major election, but you also run a very large risk if you get this thing concluded and then don’t… I mean you sit on it basically to get by that and it leaks for some reason and then the stocks start to trade differently and all kinds of interesting things happen. So we made the decision that we wanted to just go ahead and when we were ready to do it, do it. We spent a lot of time talking about how we could mitigate the political impact of this. What we expected the politicians to do would be to be excited about this or at least make a comment that: “This is a big deal. It has the potential to impact every one of their states, and we should be thoughtful about how we evaluate it and make sure it’s not providing any harm to our customers.” That’s exactly what the attorney general did. He asked the DPC to take a look at it and to make sure that there was going to be no harm because of this merger to our customers. That’s exactly what they should be doing.

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The governor was excited about it. The two gubernatorial candidates were excited about it. We talked about the AG. The governor in Massachusetts was excited about. The gubernatorial candidate, that’s not the governor, in Massachusetts was excited, and I think the attorney generals are taking the same kind of position in both Massachusetts and Connecticut. And in New Hampshire, Gary called the governor and the head of the Public Service Commission. I called Kevin DelGobbo, the Chairman of our Public Service Commission just to give him a heads up, and they’re all being very thoughtful about it. They each have their responsibilities, but nobody is coming out against this right away. In fact, I would say that the press has been positive -- constructive to positive pretty much across the board, not only the national press, but also the local press. So I think the political aspect of this…. Although it is of course a very serious thing, I think the political aspect of this is going just about as well as we could’ve hoped it would.

Male Speaker:	Chuck, you mentioned we’ve worked with NSTAR for years, why this is the right climate for the merger and how long did it come -- take to come to consensus?

Charles W. Shivery:

You sound like a bunch of analysts. I mean this is exactly the same questions we’re getting from them. I’m not sure whether that’s good or bad, but okay. Tom and I actually started talking about this in June specifically, and it came about as we were having a conversation and we said, “We’ve been working together so well with Hydro-Québec, what do you think? Is there an opportunity to make this

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something bigger?” So it took from about June the 11th until yesterday to get this concluded. When we filed the proxy, when we actually send the proxy out to all the shareholders and you all get to read that, it’s about that thick. One of the things it will do is give you a test on that to see how well you did read it. But no. When you get it, there is a chronology of all the things that have happened. So Greg Butler and Mandy have this excruciatingly detailed record of: At 1:00 on Tuesday the 22nd of June, Chuck met with Tom in Sturbridge, and so we’ll talk about all that. So from the time we really started talking about this deal until the time it came to fruition was about June 11th until essentially Saturday when the boards approved it on Saturday.

Oh you… I’m sorry, you asked one other question about why now. Yeah, I think there’s a right time for these things. There are a variety of issues that can become issues at different times and this felt -- it felt like the right time from various view points. But more importantly, I think we are at an inflection point, and I said this earlier. We’re in an inflection point in this industry. We’re in an inflection point in the way this industry deals with the problems, and we’ve got to be the kind of company that looks for solutions for our customers, not just trying to solve problems or build infrastructure, and I think we provide ourselves with a much better platform to look for solutions if we’re a bigger company.

And I think Hydro-Québec is a perfect example. Hydro-Québec started out because we looked at the RPS goals and the regi goals out over the next 10 years and said, “We can’t get there. If we do what we have planned, we will not meet those goals.” And so what came out of that was 1,200 megawatts of hydroelectric power coming down into the New England region at a very attractive price, but also at -- in a way that it will help us meet the regi goals. And if we can ever convince them to change the definition, it’ll help us meet the RPS goals.

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So it’s a perfect example of this Company looking at a problem and saying, “Let’s find the solution to the problem.” And I think if we’re going to be successful in the future, that’s the approach we have to take. Whether it’s Transmission, whether it’s distribution, whether it’s generation, the -- our customers are looking for us to help them solve their energy problems. If we don’t do it, somebody else will, and I think we’re going to be much better off as a larger platform in trying to do that because it will involve legislative action and it will involve gubernatorial action at the regional level, at the state level, and at the national level, and we’re going to have much more influence over that as a larger company. So the timing is right because I think that’s what’s needed going forward, and I think we’ll do it in a much better way than we could have if we stand -- if we stood alone.

Female Speaker:	Hi. A question that’s coming in through the email. Is it really feasible to have two corporate headquarter locations or will we consolidate in Boston?

Charles W. Shivery:

Yeah, it’s really feasible to have two dual headquarters. I mean think about what we have right now, okay. We have an NU headquarters in Hartford. We have a CL&P and Yankee Gas headquarters in Berlin. We have a Western Mass headquarters up there in Massachusetts and way up there we have the New Hampshire Headquarters. Gary doesn’t come down here every time we want to ask him a question. Peter doesn’t come down here every time we want to ask him a question. In fact, you all guys don’t come up from Berlin to Hartford or vice versa every time we want to ask a question. We use technology. And when we were here, it was really easy. Want have a meeting, call everybody up and say

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“Show up.” They walk from sometimes great distances, but they just were right here. We don’t do that anymore. So we use video conferencing. We use technology. We have multinational companies that run operations all over everywhere and don’t have all their senior executives located in the same spot. You have to think about it differently. You have to do things differently, but it’s clearly, clearly a very legitimate and effective way to run an organization. Plus, we’re 90 minutes away. So if you want to have people get together once every week or two weeks, you do one in Boston, you do one in Hartford. It’s not a terrible problem for anybody. Tom’s going to have offices in both places. I’m going to have offices in both places. Most of the senior management will have offices in both places, and it’ll work. We’re going to do Board splits. We’ll do half the Board meetings in Boston, half the Board meetings in Hartford, so I think it works. It’s just different, and we just have to learn to use technology and we have to learn to manage slightly differently.

I’ll tell you a little story. When I first became a supervisor in this industry, which as you can appreciate was a very long time ago, the opposite is that the supervisors had glass walls, and the reason they had glass walls was because: How could the supervisor make sure that their people were working if they didn’t have a glass wall so they could look and watch them, okay. I don’t think there’s too many people in here that would tell me that the way we have to manage people is to have some supervisors sit there and stare and watch them do work anymore, and we’ve changed the way we manage. We’ve changed the way we lead. This is just one more step. I mean I watched this process over the last week unfold and we were in Hartford most of Friday and Saturday. We were in New York most of Sunday, and we were in New York all of Monday, and there are somewhere between 10 and 15 people that are actively involved in this thing.

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And when there are conference calls with media or with investors going on, there are three/four people doing that and everybody else is on their Blackberry, and it’s constant communication. Think about it, five years, six years ago, seven years ago, you couldn’t have done that, could never have managed this process that way. Technology, you learn to use it. We’re going to continue to learn to use technology. It will work.

Male Speaker:	Yesterday’s investment - - investor conference call, in the press material that you’ve released, there’s been multiple references to transmission, in particular the Hydro-Québec line. Could you comment going forward how this merger with NSTAR is going to benefit or improve that process?

Charles W. Shivery:	Well let me give you the easy financial answer. We’re going to spend something in the order of magnitude of $6.5 billion over the next five years and about half of that, maybe a little bit less will be on transmission and the rest will be on distribution, generation, and gas, okay. In order for us to do that, we’re going to have to sell about 3 million - - $300 million of equity of new common stock. That dilutes the current shareholders, but it was necessary if we’re going to continue to build multibillion dollar projects. The very tangible evidence of putting these two companies together is we no longer need to sell any equity. So you, as shareholders, do not get diluted pretty much for the foreseeable future. We’ve got the capability of building those large scale projects, whether it’s Merrimack, whether it’s NEEWS, whatever it is, with actually not going into the equity markets. That’s a tremendous benefit to the stockholders.

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Second thing about transmission is if you look out at our transmission projects right now… In fact, let me back up just a second. If I was standing here in front of you one-year ago, and I said to this meeting from the middle discussion that we had, group that we had. If I was standing here one-year ago and you asked me what was going on and what was - - what were the concerns that we had, we didn’t have the CL&P rate case done. We didn’t have the New Hampshire rate case done. Merrimack still had some legal challenges that it was facing. We did not have Siting Authority for NEEWS. The ISO had not actually came out and said, “Other than Greater Springfield, whether we even needed the last two pieces of NEEWS,” and Hydro-Québec was continuing to work along and we didn’t have anything signed. That was a year ago.

Where are we now? CL&P rate case is done. New Hampshire rate case is done. Hydro-Québec’s signed. Not minimizing the amount of work that has to get done to bring those things to fruition, Hydro-Québec signed. We have Siting Authority on Greater Springfield. In fact, we’ll be in construction this quarter in Greater Springfield. We have ISO saying that the second phase, the interstate reliability phase, is critical, needed now, and we’re still working on Central Connecticut, and Merrimack is going along beautifully.

So if you just look at where we were a year ago and where are right now, we’ve made huge progress. If you look at transmission specifically and you look over the next five years, okay, we’ve pretty well got transmission laid out. We know we’re going to build Hydro-Québec. We know we’re going to build right now at least the first two phases of NEEWS. We’ve got some other stuff that we have to do, but that’s down to the execution phase. What we don’t know is what happens after 2015? And part of what we’re looking toward is: How do we continue to drive this organization forward after 2015? Because the path between now and 2015, in all honesty, is pretty well laid out, and it’s really all about execution.

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After 2015, what happens? Well we’ve already started talking about consortium, and that’s that group of transmission owners that are thinking about banding together to try to figure out: How do you use transmission to tie the wind generation that’s - - that is possible in New Hampshire and Maine and bring it down to the load centers? It’s a little more than conceptual, but it’s not concrete at this point and time, but it’s out there. We’re going to be much better off trying to do that as a combined company than we are as individual companies. I don’t where transmission goes. I don’t know what other projects are going to be in our future, but I feel very strongly that if you’re a $10- to 11 billion company, you can deal with those kinds of projects a whole lot easier than if you’re a $5 billion company, and I think that’s where we are.

Remember, if we were standing here and you asked me that question four years ago, three years ago maybe, Hydro-Québec didn’t exist. I mean this is a project that’s unique to this country and roughly three years, it didn’t exist. So it’s really hard for me to tell you what’s going to exist three years from now, but I think it’s going to be an exciting three years from now, and I think we’re going to be much better off as a combined company than we would on a standalone basis.

We got one right behind you.

Female Speaker:	Does NSTAR have an employee incentive program like NU’s and is their payment program comparable to ours?

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Charles W. Shivery:	They have… I think most of the utilities have a fairly traditional compensation system, which usually includes base salary, an annual incentive plan, and then for at least some number of employees something beyond that. That’s pretty much what they have. One of the interesting questions that we’ll be dealing with as we work toward this completion is: What’s the right compensation package for the new company? Clearly we can do a lot of work on that, but ultimately that becomes the new company’s decision. But it’s the fifteenth largest utility, it’s going to have the ability to attract and retain the most talented people, and part of the way you do that is have a very, very competitive compensation and benefits package. So I can’t tell you that it’s going to look exactly like this or the other thing, but my guess is it’ll pretty much mirror what we have and what they have right now.

Female Speaker:	Hi. One of the critical things I think we need to do in the transition is to make sure that our customers and NSTAR’s customer are ensured that we are going to continue to provide high quality customer service. How do you see that working, particularly when we have calls from Western Mass going to Manchester, how do you see the Windsor Call Center involved, as well NSTAR’s Call Center, if you have a vision for that now, and what message would you send to both our customers and NSTAR’s customers about how we’re going to continue to serve them?

Charles W. Shivery:	Great question. I think it’s really pretty easy. Until we close this merger, we are two independent companies and this - - and the single most important thing for us to do as we’re working towards this closing is to make sure we continue to be successful in this Company. Mergers sometimes don’t happen, I’m not sure I know of any but… So we absolutely have to do what we have to do to run our Company the best we possibly can, and they have to do exactly the same thing.

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One of those things is to continue to provide superior customer service, and they do a very good job at providing customer service. The J.D. Powers’ ranking put them higher than we are. They need to maintain that. We’ve got a ways to go in some areas of customer service, but we’ve got plans in place to do that. We’ve committed resources to do that. We’re making progress to do that. We have to continue to do that. At the same time, we have to kind of step back as part of this overall transition and say, “What do we want all aspects of this Company to look like, and what do we want” - - say, “What do we want customer service to look like? They have a call center in Massachusetts. We don’t. We’re going to have a million gas - - a million electric customers in Massachusetts we didn’t have before and about 300,000 gas customers that we didn’t have before, so what’s the best way to deal with those? And I think those are the kinds of questions we have to ask yourselves over the next year so when that merger closes day one, everything in this new company is running well. And that’s a lot to ask, but that’s what we have to do. We’ve got to continue to run this Company well. Where we’re doing well, we got to keep doing well. Where we need to improve, we got to continue to improve. They’ve got to do the same thing, and then we’ve also got to figure out how to put two really good companies together and make one great company. But thank you. Great question.

Female Speaker:	Chuck, from online, will there be an early retirement offering?

Charles W. Shivery:	At this time, we do not anticipate an early retirement program. Sorry, guys. Bob, wait for the mike.

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Bob:	Following Karen’s question, the same question around charitable foundations, NU Foundation, NSTAR Foundation, implications to our charitable organizations and the alignment to education, economic development.

Charles W. Shivery:	Flat statement. As we continue to go from now through closing, no change in anything that we do. After closing for the new company, a commitment to all of our communities that we will not reduce any of the philanthropic giving that we’re now doing nor will we change the way that we interact with civic organizations. So you know… You’ve heard me on this soapbox for a lot of time about: We are a public utility company in three different regions and it is important for us to be very active in the communities, and you are. You’re wonderful about it. That’s not going to change. So no change in the philanthropic side of this. No change in the civic (inaudible). In fact, when I became chairman of this new company, there’s a… Chairman of the Board has some very kind of specific responsibilities that accrue to all the chairmans [sic] of the Board, but there’s a couple of other things written in my job description that the Board wanted that I think very important and one is: To continue to play a very active, very visible role in the community. And the second actually is to play a very active role in the national political scene around energy policy decisions. So I’ll be doing that as well as the normal stuff chairmans of the Board do. But, yeah, great question, Bob. We really don’t see that changing.

Now how it actually - - how we end up approaching it after the combined companies won’t change, but we spend time here deciding how much do we want to allocate to education versus economic development versus preserving the environment? And we modify that. I mean lean one way one year and another way another year, and I would expect that we continue to do that. I think the new company then takes a look at everything and says, “Where do we want to go, but no diminution of I think responses in those areas.

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Jean, there’s a mike coming.

Jean:	Just to follow-up on that, Chuck, congratulations last night on being named New England Council Leader of The Year. And I think in (inaudible) to the comment you just made on philanthropy, you made an announcement last night (inaudible)…

Charles W. Shivery:	Yeah, we did. There was a little dinner in Boston last night, and one of the things that I said at that dinner is we made a commitment from our foundation that we would donate $1 million to be distributed to the fuel funds of Massachusetts, New Hampshire, and Connecticut. And so that’s something that the foundation will do, and I think it was well received. It’s a… We’ve got a United Way Campaign going on. I’ll give Lori a plug here. We’ve got a United Way Campaign going on. Even though you might think that the stock markets turned around a little bit and your 401(k) plan looks a little bit better, there is a real need out in the community and this Company has always stepped up and met that need in a variety of ways whether it’s your very generous giving or whether it’s your community involvement, and giving to the United Way is a way that I think we can really be helpful to our friends and neighbors that in all honesty don’t have the good fortune of working for this kind of company. And so one of the things we decided to do at this dinner was announce the fact the foundation would provide a million dollars to be distributed over those three states for essentially the equivalent of operation fuel in all three states. We thought it was the right thing to do, and it’s just one more indication of the way we feel about our responsibility to our community.

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Other questions?

Female Speaker:	Got a question from the field here. The materials say that you’ll be the chairman for 18 months after this deal closes. What does that mean?

Charles W. Shivery:	That means I’ll be the chairman for 18 months after this deal closes.

Female Speaker:	And what you will be doing for those 18 months?

Charles W. Shivery:	I will be elected to the Board, hopefully. I mean if you, the stockholders, want me to be elected to the Board, and I’ll serve as chairman for 18 months. After that, Tom will become the chairman. The decision is really: Do I stay on the Board after that or do I step down from the Board? And really the question is up to the Board and it’s up to the stockholders and it’s not something that we have to decide right now and it’s something that’ll be decided 16 months after we close or something like that so… Thank you.

Question over here.

Male Speaker:	What is the potential of say a different company getting involved? I know (Inaudible) close to (inaudible).

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Charles W. Shivery:	No, great question. There’s something called an interloper analysis that the investment banking firms do for you and it is once you announce the deal is there going to be a interloper that’s going to come in and try to bust up the deal? And you can do that in a variety of ways. One way that you can do that is to put a bid in for some one or both companies, so there’s a variety of things that can happen. And we go through that analysis and we look at it and they do a very rigorous analysis that they present to the Board and it’s part of the Board due diligence. And as we look at it right now, it does not look like there’s a high probability that anyone would do that. You can never say never, but this is truly a strategic merger. I mean it is a wonderful merger that’s going to create this great company and for somebody to come in and do that as a hostile is going to be very, very difficult. There’s also a lot of provisions in the merger agreement that make it hard for people to try to bust the deal up. Doesn’t mean somebody can’t do it, but we think the probability is fairly low. But thank you.

Female Speaker:	No, just that any questions, we’ve gotten a lot of duplicates and things. We’ll over the next period of time incorporate these questions into the materials that we’ll send out.

Charles W. Shivery:	One of the things we need to do and Marie and her folks have already started thinking about it is: How do we make sure we keep you up to speed on everything? I mean there’s going to be a lot of questions. There are questions you had today. There are questions that we’re going to continue to get over time. We’ll try to keep kicking out questions and answers to you. We’ll put it out in NU Extras*. We’ll do a variety of things. We are having a directors and officers meeting tomorrow that will start at about 11:00 in the morning. Tom May will actually be here. He’ll address the directors and officers tomorrow. We’ll tape that and we’ll make that available to all of the employees after that, so we’ll try to do as much as we can so that you get to know these people and they get to know you and vice versa and we keep you as up to speed on all the process as we can.

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Anything else?

Okay, thank you very much, not only for everything that you’ve done for this organization, because you’re the folks that have gotten us to where we are, but I know that you’re going to do a lot going forward because it’s going to get us to the next phase of this Company, and it truly is an exciting phase. I think there’s going to be tremendous opportunities for the employees of this new company and I enjoy - - I will enjoy working with you over the next year as we move toward that.

So thank you very much for your attention and thanks for everything that you do.

Please Note:*	Proper names/organizations spelling not verified.
[sic] Verbatim, might need confirmation.
- - Indicates hesitation, faltering speech, or stammering.

October 19, 2010, 2:30 pm Eastern Time	Page 30

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.